Kai H. Liekefett kliekefett@velaw.com

Tel +1.713.758.3839 Fax +1.713.615.5678

December 2, 2015

Via EDGAR, Email and Federal Express

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	VAALCO Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 30, 2015
File No. 001-32167

Dear Mr. Orlic:

On behalf of our client, VAALCO Energy, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2015, with respect to the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 30, 2015, File No. 001-32167 (the “First Amended Preliminary Proxy Statement”), which was filed as an amendment to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 16, 2015, File No. 001-32167 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Preliminary Proxy Statement (the “Second Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Second Amended Preliminary Proxy Statement marked to show changes from the First Amended Preliminary Proxy Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission    December 2, 2015     Page 2

Cover Letter

1.	We note the response to prior comment one. The first paragraph of the cover letter retains a reference to a takeover premium. Please revise

RESPONSE:

We have deleted the reference to a takeover premium in the first paragraph of the cover letter.

Form of Consent Revocation Card

2.	In the instructions to Proposal No. 2, security holders are asked to write in the names of specific individuals that they want to be removed, and at the same time, write “revoke my consent to the removal of future directors” if they don’t want future directors to be removed. This approach appears potentially confusing. Please revise.

RESPONSE:

We have replaced the original instructions with the following instructions:

IF YOU WISH TO REVOKE YOUR CONSENT TO THE REMOVAL OF CERTAIN PERSONS NAMED IN PROPOSAL 2, BUT NOT REVOKE YOUR CONSENT TO THE REMOVAL OF ALL OF THE PERSONS NAMED IN PROPOSAL 2 OR ANOTHER PERSON OR PERSONS ELECTED OR APPOINTED TO THE BOARD OF THE COMPANY PRIOR TO THE EFFECTIVE TIME OF THIS PROPOSAL, MARK THE “YES, REVOKE MY CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH PERSON YOU WISH TO BE REMOVED OR, IN THE CASE OF ANY OTHER PERSON(S) ELECTED OR APPOINTED TO THE BOARD OF THE COMPANY PRIOR TO THE EFFECTIVE TIME OF THIS PROPOSAL, WRITE THE NAME OF SUCH OTHER PERSON(S) OR WRITE “FUTURE DIRECTORS” IN THE SPACE PROVIDE BELOW.

We hope that this revised text will sufficiently address the Staff’s concern.

Securities and Exchange Commission    December 2, 2015     Page 3

We note that Proposal No. 2 of the Group 42-BLR Group could reasonably be subjected to an unbundling request by the Staff, since the proposal combines two proposals in one. An unbundling of Proposal No. 2 by the Group 42-BLR Group would make it easier for the Company to provide clearer instructions in respect of its own Proposal No. 2.

3.	We note disclosure stating that, unless otherwise indicated, the revocation card revokes all prior consents given with respect to the proposals. Please clarify, if true, that only a vote “yes” or “abstain” will operate to revoke a prior consent. Please also modify the disclosure in the proxy statement to address this point.

RESPONSE:

We have inserted at the top of page 13 this statement: “When marking boxes on the GOLD consent card, only “YES, REVOKE MY CONSENT” and “ABSTAIN” votes will have the effect of revoking a prior consent. We have also inserted this same statement in the middle of page 13, in all-capital letters.

We have inserted on the proxy card this statement: “WHEN MARKING BOXES, ONLY “YES, REVOKE MY CONSENT” AND “ABSTAIN” VOTES WILL HAVE THE EFFECT OF REVOKING A PRIOR CONSENT.”

*  *  *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission    December 2, 2015     Page 4

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By: /s/ Kai H. Liekefett

Name: Kai H. Liekefett

Enclosures

cc:	Eric J. Christ, Esq.,
Vice President, General Counsel and
Corporate Secretary, VAALCO Energy, Inc.